EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
Earnings:	2005	2004	2003	2002	2001
Net income	$934	$3,982	$923	$1,819	$1,015
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-
Income taxes provision	574	2,561	528	1,178	596
Net fixed charges	589	671	964	1,029	1,019
Total Earnings	$2,097	$7,214	$2,415	$4,026	$2,630

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$573	$682	$947	$996	$981
Interest on capital leases	1	1	1	2	2
AFUDC debt	15	(12)	16	21	12
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	10	24
Total Fixed Charges	589	671	964	1,029	1,019

Preferred Stock Dividends:
Tax deductible dividends	12	9	9	9	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	13	34	27	28	27

Total Preferred Stock Dividends	25	43	36	37	36

Total Combined Fixed Charges and Preferred Stock Dividends	$614	$714	$1,000	$1,066	$1,055
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.42	10.10	2.42	3.78	2.49

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.